UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crescent Acquisition Corp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

22564L 105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CFI Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 6,175,000 shares of Class A common stock of Crescent Acquisition Corp (the “Company”), par value $0.0001 per share (“Class A Common Stock”) issuable upon conversion of 6,175,000 shares of Class F common stock of the Company, par value $0.0001 per share (“Class F Common Stock”).  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  CFI Sponsor LLC (“Sponsor”) is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Report”), and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Crescent Capital Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON PN

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Beyer Family Interests LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON TSJD Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Mark Attanasio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Jean-Marc Chapus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Robert D. Beyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Todd M. Purdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,175,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 6,175,000 shares of Class A Common Stock issuable upon conversion of 6,175,000 shares of Class F Common Stock.  The Class F Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  Sponsor is the record holder of the shares reported herein. Crescent Capital Group LP, Beyer Family Interests LLC and TSJD Family LLC are managing members of Sponsor. Messrs. Attanasio and Chapus are the managing members of Crescent Capital Group LP. Mr. Beyer is a managing member of Beyer Family Interests LLC. Mr. Purdy is a managing member of TSJD Family LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class F Common Stock held directly by Sponsor.

(2) The calculation assumes that there is a total of 31,250,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 13, 2020, as reported in the Report, and (ii) the 6,250,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported in the Report.

Item 1(a).     Name of Issuer:

Crescent Acquisition Corp

Item 1(b).     Address of Issuer’s Principal Executive Offices:

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

Item 2(a).      Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the Reporting Persons”):

1.	CFI Sponsor LLC
2.	Crescent Capital Group LP
3.	Beyer Family Interests LLC
4.	TSJD Family LLC
5.	Mark Attanasio
6.	Jean-Marc Chapus
7.	Robert D. Beyer
8.	Todd M. Purdy

Item 2(b).     Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

Item 2(c).     Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).     Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).     CUSIP Number:

The Class A Common Stock CUSIP Number is 22564L 105.

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.     Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Crescent Capital Group LP is owned by its limited partners. Other than Messrs. Attanasio and Chapus, none of such limited partners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, five percent or more of the outstanding shares of Class A Common Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020
CFI Sponsor LLC

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Crescent Capital Group LP

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Beyer Family Interests LLC

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

TSJD Family LLC

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Mark Attanasio

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Jean-Marc Chapus

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Robert D. Beyer

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Todd M. Purdy

	By:	/s/ George P. Hawley

George P. Hawley, as attorney-in-fact

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.